Exhibit 99.1

For Immediate Release	TSX: TMC

TM BIOSCIENCE TO EXPLORE STRATEGIC ALTERNATIVES

Toronto, Ontario, November 13, 2006 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, today announced that its Board of Directors has initiated a process to explore strategic alternatives to enhance shareholder value, including, but not limited to, the sale or merger of the Company with another entity offering strategic opportunities. The Board of Directors of the Company has established a Special Committee of Directors to review, consider and analyze potential strategic opportunities. The Company has retained the investment banking firms Leerink Swann & Company (Boston, Massachusetts) and Westwind Partners (Toronto, Ontario) as financial advisors in this process.

“Tm Bioscience has commercialized a series of genetic tests that generate a significant recurring revenue stream, established a solid U.S. customer base, and is developing an exciting pipeline of novel products. The strategic alternatives process we are initiating is aimed at enhancing shareholder value by placing the Company in a position to further realize the growth potential inherent in its existing products and more importantly secure the global reach and scale required to fully exploit its next wave of products. We have recently received several inquiries and believe this interest shows that there is awareness of our market leadership and the attractive qualities of our business. We believe this indication of interest demonstrates that it is an ideal time to explore our options," said Mr. Paul M. Lucas, Chairman of Tm Bioscience.

“Our Company has developed significant relationships with its customers. The quality of our products and the quality of our customer service are among the highest rated in the sector. It is in the best interest of our current and future customers that we seek a strategic business partner to support and build on these valuable relationships,” said Greg Hines, President and CEO of Tm Bioscience.

Tm Bioscience provides no assurance that the initiation of a process to explore strategic alternatives will result in a transaction. No decision has been made to enter into any transaction at this time. The Company does not currently intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board of Directors has approved a specific transaction.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-ItTM Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada. In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis.

For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility, the risk that the Company’s process to explore strategic alternatives will result in a transactio and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com and in the Company's Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission and available at www.sec.gov If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com